($000's)	FOR THE YEAR ENDED DECEMBER 31,			THREE MONTHS ENDED (6)
	1999	2000	2001	3/31/01	3/31/02

Gross Sales	$429,211	$539,224	$686,797	$131,808	$204,649
Net Sales (1)	$375,345	$465,963	$588,604	$113,263	$169,124
EBITDA (2)	$14,694	$16,109	$20,876	$711	$1,480

Balance Sheet Data:			As at 12/31/01		As at 3/31/02
Current Assets			$235,723		$208,576
Current Liabilities(3)			$222,681		$181,182
Revolving credit(4)			$17,293		$34,185
Total Debt(5)			$21,814		$38,818

Note: The summary financial data above is derived from the historical audited year-end and unaudited interim financial statements of Alliance's distribution and fulfillment services group segment ("DFSG"). Alliance has historically operated a metadata (AMG) and kiosk (RedDotNet) business. This business has operated at a loss and Alliance will spin-off or otherwise dispose of this business to its shareholders prior to the closing of its merger with Liquid Audio.

(1) Net sales is defined as gross sales after returns and allowances.

(2) EBITDA is defined as operating income plus depreciation and amortization less non-recurring expenses. The non-recurring expenses for 2001 and 1999 were $0.6 million and $1.0 million, respectively, and related to non-consummated potential acquisitions. EBITDA excludes certain non-direct corporate expenses allocated to the metadata (AMG) and kiosk (RedDotNet) business to be disposed of prior to the merger. EBITDA, including such non-direct allocated expenses expected to be retained by DFSG after its disposal of this business, for the years ended December 31, 1999, 2000 and 2001 is estimated to be $14.7 million, $15.2 million and $19.9 million, respectively. Such adjusted EBITDA for the quarters ended March 31, 2001 and March 31, 2002 is estimated to be $0.5 million and $1.5 million, respectively.

(3) Does not include revolving credit.

(4) DFSG maintains a $135 million asset-based revolving credit facility to fund its seasonal funding needs. Within the twelve month period from March 31, 2001 through March 31, 2002, the outstanding revolving credit facility balance ranged from a low of $10.9 million to a high of $65.2 million.

(5) Total Debt is defined as the revolving credit facility plus long-term debt and capital leases.

(6) The DSFG business is seasonal and historically the first half of the year represents seasonal lows, while the second half represents seasonal highs.

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Forward-Looking Statements

All statements made in this release, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "guidance" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Liquid Audio and Alliance Entertainment and the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Liquid Audio's and Alliance Entertainment's businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions, our ability to develop new products to meet market demand, our ability to successfully combine two geographically dispersed businesses, our ability to realize synergies of the merger; our ability to maintain cost controls; the mix of products and services our customers require and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Liquid Audio can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Liquid Audio with the Securities and Exchange Commission ("SEC"). Each of Liquid Audio and Alliance Entertainment expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.

Additional Information and Where to Find It

Liquid Audio plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and both companies expect to mail a Proxy Statement/Prospectus to their respective stockholders containing information about the merger. Investors and stockholders of Liquid Audio and Alliance Entertainment are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Liquid Audio by directing a request through the Liquid Audio Web site at http://www.liquid audio.com or by mail to Liquid Audio, Inc., Attention: Investor Relations.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Liquid Audio files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Liquid Audio at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Liquid Audio's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger

The directors and executive officers of Liquid Audio and Alliance Entertainment have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Liquid Audio and Alliance Entertainment generally. A description of the interests that the directors and executive officers of the companies have in the merger will be available in the Proxy Statement/Prospectus.

Solicitation of Proxies

Liquid Audio and Alliance Entertainment, their respective directors, executive officers and certain other members of their management and employees may be soliciting proxies from stockholders of Liquid Audio and Alliance Entertainment in favor of the merger. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the SEC.

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